UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CC MEDIA HOLDINGS, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE, UNDER THE CLEAR CHANNEL 2008 EXECUTIVE INCENTIVE PLAN

(TITLE OF CLASS OF SECURITIES)

12502P102

(CUSIP NUMBER OF CLASS OF SECURITIES)

ROBERT H. WALLS, JR.

EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

CC MEDIA HOLDINGS, INC.

200 EAST BASSE ROAD

SAN ANTONIO, TEXAS 78209

(210) 822-2828

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

JAMES S. ROWE

KIRKLAND & ELLIS LLP

300 NORTH LASALLE

CHICAGO, ILLINOIS 60654

(312) 862-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$2,506,198	$341.85

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,335,196 shares of Class A common stock of CC Media Holdings, Inc. having an aggregate value of $2,506,197.54 as of October 17, 2012, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$341.85	Filing Party:	CC Media Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 22, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2012 (the “Schedule TO”), relating to an offer (the “Offer”) by CC Media Holdings, Inc., a Delaware corporation (the “Company”), to eligible officers and key employees of the Company and its direct and indirect subsidiaries (“Eligible Persons”), subject to specified conditions, to exchange certain non-qualified stock options to purchase shares of the Company’s Class A common stock, par value $0.001 per share (the “Common Stock”), issued and outstanding under the Clear Channel 2008 Executive Incentive Plan (the “Plan”), with an exercise price equal to $10.00 per share (the “Eligible Options”), for shares of Common Stock issued under the Plan (the “Replacement Shares” or the “Replacement Share awards”), in an amount equal to 90.0% of the number of shares of Common Stock underlying such person’s Eligible Options tendered and accepted for exchange, as set forth in the Offer to Exchange Certain Outstanding Options to Purchase Class A Common Stock for Shares of Class A Common Stock, dated October 22, 2012, filed as Exhibit (a)(1)(i) to the Schedule TO.

On October 24, 2012, the Company provided supplemental information to Eligible Persons regarding the Tax Assistance Program. A copy of the communication is filed herewith as Exhibit (a)(1)(viii) and incorporated herein by reference.

Item 12. Exhibits

Exhibit Number	Description

(a)(1)(viii)	Communication to Eligible Persons Regarding Tax Assistance Program, to be delivered via e-mail on or around October 24, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2012

CC MEDIA HOLDINGS, INC.

By:	/s/ ROBERT H. WALLS, JR.
Robert H. Walls, Jr.
Executive Vice President, General
Counsel and Secretary

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(viii)	Communication to Eligible Persons Regarding Tax Assistance Program, to be delivered via e-mail on or around October 24, 2012.